June 5, 2020

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, NE
Washington, D.C. 20549
Attention:          Jason L. Drory

Re:	CHF Solutions, Inc.
Registration Statement on Form S-1
File No. 333-238811
Acceleration Request
	Requested Date:	June 8, 2020
	Requested Time:	5:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, CHF Solutions, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-1 (File No. 333-238811) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above, or as soon as practicable thereafter, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. The Company hereby authorizes each of Phillip D. Torrence and Jessica M. Herron of Honigman LLP, counsel to the Company, to make such request on its behalf.

Please confirm the effectiveness of the Registration Statement with Jessica M. Herron of Honigman LLP by telephone at (313) 465-7602 or, in her absence, Philip D. Torrence of Honigman LLP by telephone at (269) 337-7702.

[Signature page follows]

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Sincerely,

CHF Solutions, Inc.

By: /s/ John Erb
John Erb
Chief Executive Officer

cc:	Thomas Lynch, CHF Solutions, Inc. Phillip D. Torrence, Honigman LLP
Jessica M. Herron, Honigman LLP